Exhibit 1

Press Release

Inova Releases 10K: Revenue Increased from $5.4 million to $22.6 million

Santa Monica, CA August 10, 2009. Inova Technology (“INVA”) has released its 10K for the year ending April 2009.

For the year ending in April 2009 revenue increased from $5.4 million to $22.6 million and ebitda increased from $89,000 to $2.5 million mainly due to the acquisition and successful integration of Desert Communications and Trakkers.

Total assets increased from $10.5 million to $14.7 million. Shareholder equity increased from $1.4 million to $3.9 million.

“We are very pleased with the Company’s performance during such a challenging period. This is the result of our management and employees’ ability to execute well developed business plans under stressful recessionary conditions”, said CEO, Mr. Adam Radly.

About Inova Technology
Inova Technology, Inc. (INVA) is an enterprise level Information Technology solutions provider specializing in providing RFID solutions, wireless networking, storage and security technology solutions and IT professional services. Our objective is to implement and optimize solutions for our clients with best of breed technology and the best possible service.  INVA has two complimentary business units, one providing RFID solutions and the other providing network solutions.

For more information please visit the company website at: http://www.invoatechnology.com or contact our Investor Relations Firm, Issuers Capital Advisors, LLC at 480-366-5930 or info@issuerscap.com.

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Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, the forward-looking matters discussed in this news release are subject to certain risks and uncertainties which could cause the Company's actual results and financial condition to differ materially from those anticipated by the forward-looking statements including, but not limited to, the Company's liquidity and the ability to obtain financing, the timing of regulatory approvals, uncertainties related to corporate partners or third-parties, product liability, the dependence on third parties for manufacturing and marketing, patent risk, copyright risk, competition, and the early stage of products being marketed or under development, as well as other risks indicated from time to time in the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.